BPV FAMILY OF FUNDS 9202 South Northshore Drive, Suite 300 Knoxville, Tennessee 37922	ULTIMUS FUND DISTRIBUTORS, LLC 225 Pictoria Drive #450 Cincinnati, Ohio 45246

September 26, 2014

VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C. 20549

RE:	BPV Family of Funds (Registration Nos.: 333-175770 and 811-22588)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), BPV Family of Funds (“Registrant”) and Ultimus Fund Distributors, LLC, Registrant’s principal underwriter, respectfully request that the effective date of Post-Effective Amendment No. 14 (the “Amendment”) to Registrant’s registration statement on Form N-1A, which was filed on August 12, 2014 pursuant to Rule 485(a) under the Securities Act and the Investment Company Act of 1940, be accelerated to October 6, 2014. Registrant received the staff’s comments to the Amendment from Ms. Deborah O’Neal-Johnson of the Division of Investment Management on September 21, 2014, and has responded to the same in separate correspondence.

Registrant and Ultimus Fund Distributors, LLC are aware of their obligations under the Securities Act.

Thank you for your prompt attention to this request for acceleration.  Please contact Jeffrey Skinner at Kilpatrick Townsend & Stockton LLP at 336-607-7512 if you have any questions or need further information.

Very truly yours,

BPV FAMILY OF FUNDS

/s/ Michael R. West
By: Michael R. West, President

ULTIMUS FUND DISTRIBUTORS, LLC

/s/ Robert G. Dorsey
By: Robert G. Dorsey, President